UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-36187

EVOGENE LTD.
(Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot, Rehovot 7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS
Letter to Shareholders

On February 25, 2026, Evogene Ltd. (“Evogene” or the “Company”) issued a letter from its President and Chief Executive Officer to its shareholders.

A copy of the press release announcing the letter to the shareholders is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, or this Form 6-K, and is incorporated herein by reference.

Exhibits

Exhibit No.	Description

99.1	Press release: Evogene Releases CEO Letter to Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOGENE LTD. (Registrant)

Date: February 25, 2026	By:	/s/ Yaron Eldad
Yaron Eldad
Chief Financial Officer